UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

KemPharm, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

488445206

(CUSIP Number)

January 26, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488445206	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Auctus Fund, LLC[1] EIN #26-3683256
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America, State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.58%[2]
12.	TYPE OF REPORTING PERSON (see instructions) OO

1 Auctus Fund Management, LLC (“Auctus Fund Management”) is the managing member of Auctus Fund, LLC (“Auctus Fund”).

2 This percentage is calculated based on approximately 11,650,784 shares of common stock outstanding as of January 12, 2021, as represented in the Prospectus Supplement on Form 424(b)(5) filed by KemPharm, Inc. with the Securities and Exchange Commission on January 22, 2021.

CUSIP No. 488445206	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Auctus Fund Management, LLC[3] EIN #26-3675912
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America, State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.58%[4]
12.	TYPE OF REPORTING PERSON (see instructions) OO

3 Auctus Fund Management is the managing member of Auctus Fund.

4 This percentage is calculated based on approximately 11,650,784 shares of common stock outstanding as of January 12, 2021, as represented in the Prospectus Supplement on Form 424(b)(5) filed by KemPharm, Inc. with the Securities and Exchange Commission on January 22, 2021.

CUSIP No. 488445206	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred Sollami[5]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.58%[6]
12.	TYPE OF REPORTING PERSON (see instructions) IN

5 Alfred Sollami is a managing member of Auctus Fund Management, which is the managing member of Auctus Fund.

6 This percentage is calculated based on approximately 11,650,784 shares of common stock outstanding as of January 12, 2021, as represented in the Prospectus Supplement on Form 424(b)(5) filed by KemPharm, Inc. with the Securities and Exchange Commission on January 22, 2021.

CUSIP No. 488445206	13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Louis Posner[7]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.58%[8]
12.	TYPE OF REPORTING PERSON (see instructions) IN

7 Louis Posner is a managing member of Auctus Fund Management, which is the managing member of Auctus Fund.

8 This percentage is calculated based on approximately 11,650,784 shares of common stock outstanding as of January 12, 2021, as represented in the Prospectus Supplement on Form 424(b)(5) filed by KemPharm, Inc. with the Securities and Exchange Commission on January 22, 2021.

CUSIP No. 488445206	13G	Page 6 of 8 Pages

Item 1.

(a)	Name of Issuer KemPharm, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1180 Celebration Boulevard, Suite 103, Celebration, FL 34747

Item 2.

(a)

Name of Person Filing

This statement is filed by the following entities and persons, who are collectively referred to herein as “Reporting Persons”: Auctus Fund, LLC, Auctus Fund Management, LLC, Alfred Sollami, and Louis Posner.

(b)	Address of the Principal Office or, if none, residence The address of the business office of each of the Reporting Persons is: 545 Boylston Street, 2nd Floor, Boston, MA 02116

(c)	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

(d)	Title of Class of Securities Common Stock, par value $0.0001 (the “Common Stock”)

(e)	CUSIP Number 488445206

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 488445206	13G	Page 7 of 8 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,000,000

(b)	Percent of class: 8.58%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,000,000

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 1,000,000

(iv)	Shared power to dispose or to direct the disposition of 0

Auctus Fund Management, which serves as the managing member of Auctus Fund, may be deemed to be the beneficial owner of all shares of Common Stock held by Auctus Fund. Each of Alfred Sollami and Louis Posner (collectively, the “Reporting Individuals”), as managing members of Auctus Fund Management with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by Auctus Fund. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Auctus Fund Management hereby disclaims any beneficial ownership of any such shares of Common Stock. Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent that each of the Reporting Individuals beneficially own membership interests of Auctus Fund.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

CUSIP No. 488445206	13G	Page 8 of 8 Pages

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021

Auctus Fund, LLC

By:	Auctus Fund Management, LLC
its Managing Member

By:	/s/ Alfred Sollami
Name:	Alfred Sollami
Title:	Managing Member

Auctus Fund Management, LLC

By:	/s/ Alfred Sollami
Name:	Alfred Sollami
Title:	Managing Member

By:	/s/ Alfred Sollami
Alfred Sollami

By:	/s/ Louis Posner
Louis Posner